"Filed by Versant Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Poet Holdings, Inc.
Commission File No.: 0-28017"

        The following is the text of Frequently Asked Questions regarding the proposed merger between Versant Corporation and Poet Holdings, Inc. that appears on Versant's website.

FAQ for the Poet Versant
Merger Announcement

Q: What is the announcement?

A: Versant Corporation announced that it has signed a definitive agreement to merge with Poet Holdings, Inc. a public company listed on the Frankfurt Stock Exchange. Poet develops and markets object database management and e-commerce software for enterprise customers.

Q: What are the terms of the agreement?

A: Poet shareholders will receive 1.4 shares of Versant common stock for one Poet share. Based on Versant's stock price as of close of market on September 26, 2003 the Versant stock to be issued to Poet shareholders in the merger would be worth approximately $26 million. This represents approximately 45% of the pro forma combined company's outstanding shares.

Q: Who is Poet Holdings, Inc?

A: Poet Holdings, Inc. is a multinational provider of comprehensive catalog infrastructure solutions for B2B e-commerce and supplier relationship management. Leading buying organizations, suppliers and their resellers count on the Poet's catalog platforms to efficiently buy and sell their products online. Offering a unique self-service software for suppliers, the company is the leading provider of catalog management solutions for electronic marketplaces. The company also develops and markets "FastObjects by Poet", the award-winning object database designed for management of complex data in embedded systems and applications. Poet Holdings, Inc. is headquartered in Hamburg and maintains branch offices and strategic partners in Munich, Paris, Tokyo and Foster City, California. The company is publicly traded on the Frankfurt Stock Exchange under Security Number 928040 (ISIN: US7304471094).

Q: Why is Versant merging with Poet Holdings, Inc?

A: Versant and Poet are similar yet complementary in both the product sets and the type of problems their products effectively solve. Versant has traditionally focused on large-scale high-performance real-time applications. Poet has traditionally led the drive for embedded solutions. The two product lines combined deliver a broad product suite that can service customers who need to store and manage data from small devices such as remote controls to large real-time fraud detection systems that have to process and store 100's of gigabytes of data. Versant and Poet each have also built solutions for integration and catalog management that can benefit from both cross-selling and global presence. Finally, the two companies combined will have strong financials that will enable the companies to deliver growth and profitability.

Q: Will the companies discontinue overlapping products?

A: Both product lines will broaden, with continued support for product lines from both Versant and Poet. The products will continue to evolve and will benefit from the cross-fertilization of ideas. Versant continues its support of industry standards and is committed to standards such as Java Data Objects (JDO) to provide universal ways to access data from applications, simplifying the choices for the developers.

Q: What will be the impact of this acquisition on the work force? Will we see less support and services resources?

A: Quite the contrary! Versant and Poet will have local engineering and support centers in all the three major geographies North America, Europe and Asia. This will provide customers with ability to access knowledgeable local resources and get the best service and support. The companies will streamline some costs but most of it is intended to come from overlap in the administrative and other overhead areas that are required for two public companies.

Q: What kind of financial results can we expect from the joint company?

A: The combined company is projected to deliver over $30M in revenues in the first year of joint operation. In addition, the company intends to be EBITDA positive in its first year of operation and have over $8M in cash upon completion of the transaction.

Q: How would you describe the joint company? What is its focus and its vision?

A: The combined company will be the leader in object technology for the real-time enterprise. Our vision is to deliver enterprise solutions to store, integrate, analyze and act on the real-time data. The company will be the market leader in object databases. The company will also have two newer product lines that provide enterprise solutions for integration and for catalog management. We will continue to introduce new versions and products into the market to that will deliver on this vision. Through this union there will be over 800 combined customers that include global companies like British Airways, MCI, Rockwell, Siemens, SIAC and US Government.

Q: Aren't mergers risky? Will this disrupt Versant's current business focus?

A: In order to remain competitive, successful companies must be willing to evolve and constantly adapt to today's market place. This merger is a major step in creating an enterprise software company that is optimized both in size and expertise in order to successfully compete in the twenty-first century. We feel that with our combined strengths, as compared to two separate smaller companies, we will be able to use our new size and industry knowledge as an advantage. Customers demand corporate stability; investors demand regular profits and the new regulatory climate imposes high costs of being a public entity. The risks of not becoming bigger and stronger entity far outweigh the risks of merger integration.

Q: What is the process of approval of the transaction?

A: This transaction between Versant and Poet Holdings will require registration of the Versant shares to be issued in the merger with the SEC, and approval by the shareholders of both Versant and Poet Holdings. We estimate that a proxy statement soliciting the approval of the transaction by each company's shareholders will be available by approximately November 2003 and also expect that shareholder meetings to vote on approval of the merger will be held in December 2003. Versant will continue to trade on the NASDAQ as VSNT and following the merger will also file for listing on the Frankfurt Stock Exchange.

Q: What will be the name of the combined company?

A: The combined company will use the name Versant.